UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DAEGIS INC.

(Name of Subject Company)

DAEGIS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

233720101

(CUSIP Number of Class of Securities)

Timothy P. Bacci

President and Chief Executive Officer

Daegis Inc.

600 E. Las Colinas Blvd., Suite 1500

Irving, Texas 75039

(214) 584-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Whit Roberts

Locke Lord LLP

2200 Ross Avenue, Suite 2200

Dallas, Texas 75201

(214) 740-8659

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following communications relating to the proposed acquisition of Daegis Inc., a Delaware corporation (“Daegis” or the “Company”), by Open Text Corporation, a Canadian corporation (“OpenText”) and Company D Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of OpenText (“Merger Sub”), pursuant to the terms of an Agreement and Plan of Merger dated October 8, 2015, by and among Daegis, OpenText and Merger Sub (the “Merger Agreement”): (i) the press release of Daegis dated October 8, 2015, (ii) an email sent to employees of Daegis by Timothy P. Bacci, Chief Executive Officer of Daegis, on October 8, 2015, and (iii) a list of frequently asked questions distributed to Daegis employees on October 8, 2015.

(i) On October 8, 2015, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is included herein:

News Release

FOR IMMEDATE RELEASE

DAEGIS INC. ENTERS INTO AGREEMENT TO BE ACQUIRED

BY OPEN TEXT CORPORATION

Irving, Texas – October 8, 2015 – Daegis Inc. (NASDAQ: DAEG) (“Daegis” or the “Company”) has entered into a definitive agreement with Open Text Corporation (NASDAQ:OTEX) (TSX:OTC) (“OpenText”) and an indirect wholly owned subsidiary of OpenText whereby OpenText will acquire all of the outstanding shares of Daegis for $0.82 per share in cash pursuant to an Agreement and Plan of Merger dated October 8, 2015 (the “Merger Agreement”).

Under the terms of the Merger Agreement, OpenText will commence a tender offer within 10 business days for all shares of outstanding common stock of Daegis for $0.82 per share in cash (the “Tender Offer”), reflecting a total equity value of approximately $13.5 million. The Tender Offer will expire on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission. Following the completion of the Tender Offer, the parties will complete a second-step merger in which any remaining shares of the Company’s common stock will be converted into the right to receive the same price per share paid in the Tender Offer (the “Merger”).

The Company’s Board of Directors unanimously approved the Merger Agreement and unanimously recommends that the Company’s shareholders tender their shares in the Tender Offer.

The closing of the Tender Offer is subject to certain conditions, including the tender of at least a majority of the total number of Daegis shares outstanding, and other customary conditions. There is no financing condition to the obligations to consummate the transaction.

The Company

Daegis Inc. (NASDAQ: DAEG), is a global enterprise software company with comprehensive offerings for information governance, application migration, data management and application development. Our products include leading-edge enterprise archive and eDiscovery technology, mobile application development technology, application migration and data management software. Approximately 20% of Fortune 100 companies use our solutions. We are headquartered in Irving, Texas and serve our worldwide customer base through our offices in California, New Jersey, Australia, Canada, Germany and the UK.g

Financial Advisors

MHT MidSpan, L.P. provided a fairness opinion to the Board of Directors of Daegis.

Important Information for Investors and Security Holders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this press release has not commenced. At the time the Offer is commenced, OpenText and its wholly-owned merger subsidiary will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that the Company files with the SEC on the SEC’s web site at www.sec.gov, or free of charge from the Company at www.daegis.com or by directing a request to Daegis Inc., 600 East Las Colinas Boulevard, Suite 1500, Irving, Texas 75039, Attention: Investor Relations, (800) 828-7660.

Forward-Looking Statements

This press release and the other documents referenced herein may contain “forward-looking statements” with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of its board of directors. All statements other than statements of historical or current facts included in this press release are forward-looking statements. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “plan”, “goal”, “believe”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. Such statements are based on the Company’s current beliefs and expectations and are subject to significant risks and uncertainties. Actual results may vary materially from those set forth in the forward-looking statements. Among others, the following risks and uncertainties could cause actual results to differ from those set forth in the forward-looking statements: (i) that the Offer or the Merger may not be consummated in a timely manner, if at all; (ii) uncertainty as to the number of stockholders who will tender their shares in the Offer; (iii) failure to obtain any applicable regulatory approvals, or that a governmental entity may prohibit, delay or enjoin the Merger; (iv) that the Merger Agreement may be terminated in circumstances that would cause the Company to pay OpenText a termination fee, (v) that the business of the Company may suffer as a result of the proposed Merger and the Merger Agreement is terminated; (vi) failure to satisfy conditions to the acceptance of shares for payment in the Offer or the consummation of the Merger; and (vii) general economic and business conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or in the case of the statements incorporated by reference, as of the date of such statements. Additional risk factors that may affect future results are contained in the Company’s Annual Report on Form 10-K filed with the SEC on August 5, 2015 and in the Company’s other filings with the SEC. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Media/Investor Contact

Daegis

Susan K. Conner

(214) 584-6427

sconner@daegis.com

(ii) On October 8, 2015, Timothy P. Bacci, Chief Executive Officer of Daegis, provided the following communication to Daegis employees:

Daegis All-Hands Email from Tim Bacci

To be released just after the press release on Thursday after market closes

All,

This afternoon there was a press release issued announcing our Board of Directors have approved the acquisition of Daegis by Open Text Corporation. The transaction is expected to close during Q3/FY16 (November – January), subject to customary closing conditions.

OpenText is publicly traded and the largest independent provider of Enterprise Information Management (EIM). They have the vision to integrate our products and services into their offerings while leveraging their existing global infrastructure and sales distribution network.

Today we announced the signing of a Definitive Agreement regarding the terms of the acquisition. Until the closing conditions are met, there is always a possibility that the transaction might not occur, and until such time that we actually close, both companies will continue to operate independently. We all must remain focused on running the business and serving our customers day-to-day.

It is a difficult decision if and when to sell a company, but we’ve always remained committed to doing what’s in the best interest of our shareholders, customers and employees both present day and in the long-term.

We’ll be holding an All-Hands conference call Friday morning at 10:00 a.m. Dallas time. Everyone will be receiving GoToMeeting information shortly.

Best,

Tim

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this communication has not commenced. At the time the Offer is commenced, OpenText and its indirect wholly-owned subsidiary, Company D Merger Sub Inc., will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Daegis will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that the Company files with the SEC on the SEC’s web site at www.sec.gov, or free of charge from the Company at www.daegis.com or by directing a request to Daegis Inc., 600 East Las Colinas Boulevard, Suite 1500, Irving, Texas 75039, Attention: Investor Relations, (800) 828-7660.

(iii) On October 8, 2015, the Company distributed the following “frequently asked questions” to Daegis employees:

Daegis FAQ

Confidential

WHAT’S HAPPENING?

Q:	What was announced this morning?

A:	On October 8, 2015, Open Text Corporation (NASDAQ:OTEX)(TSX:OTC) announced entering into an agreement to acquire Daegis. The transaction is expected to close during Q3/FY16 (November – January), and is subject to certain customary closing conditions.

Q:	Who is OpenText Corporation?

A:

OpenText is the largest independent software provider of Enterprise Information Management (EIM). For more information please visit www.opentext.com.

Open Text is headquartered in Waterloo, Ontario, Canada, and has offices globally. The Company generated revenue of $1.85B in their most recent fiscal year and has a market capitalization of $5.6B.

Q:	Why is Open Text buying Daegis?

A:	Open Text is strengthening its position as a leader in Information Governance. Daegis brings with it a wealth of Information Governance, archiving, and eDiscovery expertise and technology, as well as market share in this space.

Q:	Why was the Company sold at this point in time?

A:	We’ve done an admirable job of executing on our new strategy. Being part of an organization like OpenText will accelerate this resulting in the best outcome for our shareholders, customers and employees.

Q:	Do Daegis’ offerings for archiving and eDiscovery compete with what Open Text offers?

A:	There may be some perceived overlap in Daegis’ messaging around archiving and eDiscovery, however we address different market requirements. The expectation is that Open Text will rationalize the messaging around the combined set of products as part of the integration of the companies.

Q:	What will happen to the Database, Development Tools and Migration business?

A:	Open Text is acquiring the entire company, which includes all of the products and services under our development, database and migration tools offerings. The extent to which each product line will be integrated into OpenText’s existing products is to be determined after the merger has been closed.

Q:	What are the plans to integrate with OpenText?

A:

Between now and the close of the transaction, due diligence and integration planning remain a top priority. Expect to hear more shortly regarding any questions related to integration plans.

Until the close of the transaction, Daegis remains a separate company and cannot coordinate any commercial activities with Open Text or commence the integration process. Upon closing of the transaction, Daegis will be a wholly-owned subsidiary of OpenText. More information will be communicated on detailed integration plans upon the close of the transaction.

Q:	What happens next?

A:	Until the transaction closes, it’s business as usual. As with any corporate transaction, until the closing conditions are met, there is always the possibility that the transaction might not occur. We must stay focused on executing our current business plan. We also need to avoid providing any information to third parties, including our customers and suppliers, about any internal pre-integration planning discussions until the transaction has closed

CUSTOMERS AND PARTNERS

Q:	What do I tell my customers and partners?

A:	Although we’ve publicly announced that we’ve entered into an agreement to be acquired, the transaction has not closed and we should avoid engaging in any speculation with our customers and suppliers about the status of the transaction process, pre-integration planning activities, or how our business may be operated after closing. Our customers should continue to receive the same high level of service they are accustomed to receiving from our team.

Q:	When will there be official communications to customers and partners?

A:	The commitment of Daegis and OpenText is to provide communication as quickly as possible once the transaction closes. There will be communications as soon as all parties are permitted. Until then, please remain focused on business as usual.

EMPLOYEES

Q:	Is Open Text retaining current Daegis employees?

A:	At closing, Daegis will be a wholly-owned subsidiary of OpenText. While we do not have specific answers today about overall staffing levels, these decisions will be made in the near future as we go through the integration process.

Q:	Are Daegis employees legally allowed to purchase stock in Daegis or OpenText, or is that considered “insider trading”?

A:	Information related to the transaction, including its status and the details of any pre-integration planning activities (other than what is already publicly disclosed by the companies) is confidential and subject to existing confidentiality obligations between OpenText and Daegis. Using any of this non-public information in an inappropriate manner may breach these obligations and also have a negative impact to you and to our business. Anyone with material non-public information about this transaction should not trade in Daegis or OpenText shares.

Q:	How are my stock options being treated?

A:	The merger agreement provides that all options will be cancelled in the merger. Options that have an exercise price lower than $0.82 per share, whether vested or unvested, will receive the difference between $0.82 and the exercise price for each share subject to the option, less applicable withholding taxes.

Q:	Who can answer specific business, HR or Legal questions?

A:	Prior to close, you can speak to Mark Heinen for questions related to business strategy or integration, Christa Flanery for HR-related questions, and Susan Conner for insider trading based inquiries.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this FAQ has not commenced. At the time the Offer is commenced, OpenText and its indirect wholly-owned subsidiary, Company D Merger Sub Inc., will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and Daegis will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that the Company files with the SEC on the SEC’s web site at www.sec.gov, or free of charge from the Company at www.daegis.com or by directing a request to Daegis Inc., 600 East Las Colinas Boulevard, Suite 1500, Irving, Texas 75039, Attention: Investor Relations, (800) 828-7660.

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Forward-Looking Statements

This FAQ and the other documents referenced herein may contain “forward-looking statements” with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of its board of directors. All statements other than statements of historical or current facts included in this Current Report on Form 8-K are forward-looking statements. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “plan”, “goal”, “believe”, “will”, “may”, “should”, “would”, “could” or other words of similar meaning. Such statements are based on the Company’s current beliefs and expectations and are subject to significant risks and uncertainties. Actual results may vary materially from those set forth in the forward-looking statements. Among others, the following risks and uncertainties could cause actual results to differ from those set forth in the forward-looking statements: (i) that the Offer or the Merger may not be consummated in a timely manner, if at all; (ii) uncertainty as to the number of stockholders who will tender their shares in the Offer; (iii) failure to obtain any applicable regulatory approvals, or that a governmental entity may prohibit, delay or enjoin the Merger; (iv) that the Merger Agreement may be terminated in circumstances that would cause the Company to pay Parent a termination fee, (v) that the business of the Company may suffer as a result of the proposed Merger and the Merger Agreement is terminated; (vi) failure to satisfy conditions to the acceptance of shares for payment in the Offer or the consummation of the Merger; and (vii) general economic and business conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document or in the case of the statements incorporated by reference, as of the date of such statements. Additional risk factors that may affect future results are contained in the Company’s Annual Report on Form 10-K filed with the SEC on August 5, 2015 and in the Company’s other filings with the SEC. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

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